UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 75621 / August 6, 2015

Admin. Proc. File No. 3-16544

In the Matter of

BARCLAY ROAD INC.,
ELSINORE SERVICES, INC.,
HOMESKILLS, INC. (N/K/A OTC WIRELESS, INC.),
IFU ACQUISITION CORPORATION,
INCA GLOBAL INC.,
KRAUSE'S FURNITURE, INC.,
NXGEN NETWORKS, INC., and
TEKNOWLEDGE CORPORATION

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

　　　　The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Barclay Road Inc., Elsinore Services, Inc., Homeskills, Inc. (n/k/a OTC Wireless, Inc.), IFU Acquisition Corporation, Inca Global Inc., Krause's Furniture, Inc., NxGen Networks, Inc., or Teknowledge Corporation and the Commission has not chosen to review the decision on its own initiative.

　　　　Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Barclay Road Inc., Elsinore Services, Inc., Homeskills, Inc. (n/k/a OTC Wireless, Inc.), IFU Acquisition Corporation, Inca Global Inc., Krause's Furniture, Inc., NxGen Networks, Inc., and Teknowledge Corporation.[2] The order

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[1]　　17 C.F.R. § 201.360(d).

[2]　　*Barclay Road Inc., Elsinore Services, Inc., Homeskills, Inc. (n/k/a OTC Wireless, Inc.), IFU Acquisition Corp., Inca Global Inc., Krause's Furniture, Inc., NxGen Networks, Inc., and Teknowledge Corp.,* Initial Decision Release No. 821 (June 24, 2015), 111 SEC Docket 16, 2015 WL 3879843. The Central Index Key numbers are: 1381873 for Barclay Road Inc.; 1488420 for Elsinore Services, Inc.; 1113294 for Homeskills, Inc. (n/k/a OTC Wireless, Inc.); 1540701 for IFC Acquisition Corporation; 1497917 for Inca Global Inc.; 701974 for Krause's Furniture, Inc.; 1100787 for NxGen Network, Inc.; and 716214 for Teknowledge Corporation.

contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Barclay Road Inc., Elsinore Services, Inc., Homeskills, Inc. (n/k/a OTC Wireless, Inc.), IFU Acquisition Corporation, Inca Global Inc., Krause's Furniture, Inc., NxGen Networks, Inc., and Teknowledge Corporation are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of BARCLAY ROAD INC., ELSINORE SERVICES, INC., HOMESKILLS, INC. (N/K/A OTC WIRELESS, INC.), IFU ACQUISITION CORPORATION, INCA GLOBAL INC., KRAUSE'S FURNITURE, INC., NXGEN NETWORKS, INC., and TEKNOWLEDGE CORPORATION	INITIAL DECISION OF DEFAULT June 24, 2015

APPEARANCE: David S. Frye for the Division of Enforcement,
                        Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents Barclay Road Inc., Elsinore Services, Inc., Homeskills, Inc. (n/k/a OTC Wireless, Inc.), IFU Acquisition Corporation, Inca Global Inc., Krause's Furniture, Inc., NxGen Networks, Inc., and Teknowledge Corporation (collectively, Respondents). The revocations are based on Respondents' failures to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On May 19, 2015, the Commission issued an Order Instituting Administrative Proceedings (OIP) against Respondents, pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that Respondents each have a class of securities registered with the Commission and are delinquent in their periodic filings. Respondents were served with the OIP by May 23, 2015, and their Answers were due by June 5, 2015. *Barclay Road Inc.*, Admin. Proc. Rulings Release No. 2743, 2015 SEC LEXIS 2173 (June 1, 2015). On June 8, 2015, following Respondents' failures to timely file Answers, I ordered Respondents to show cause by June 22, 2015, why this proceeding should not be determined against them due to their failures to file Answers or otherwise defend this proceeding, warning that failing to respond to the order would

result in default and the revocations of the registrations of their securities. *Barclay Road Inc.*, Admin. Proc. Rulings Release No. 2781, 2015 SEC LEXIS 2275. To date, no Respondent has filed an Answer or responded to the Order to Show Cause.

FINDINGS OF FACT

Respondents are in default for failing to file Answers or otherwise defend the proceeding. *See* OIP at 4; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

Barclay Road, Central Index Key (CIK) No. 1381873, is a dissolved Wyoming corporation located in Barbourville, Kentucky, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Barclay Road is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2012, which reported a net loss of $112,906 for the prior nine months. As of May 18, 2015, the common stock of Barclay Road was not publicly quoted or traded.

Elsinore Services, CIK No. 1488420, is a void Delaware corporation located in Washington, D.C., with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Elsinore Services is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2012, which reported a net loss of $80,921 for the prior nine months. As of May 18, 2015, the common stock of Elsinore Services was not publicly quoted or traded.

Homeskills, CIK No. 1113294, is a delinquent Colorado corporation located in Freemont, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Homeskills is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2005, which reported a net loss of $7,300 for the prior three months. As of May 18, 2015, the common stock of Homeskills was traded on the over-the-counter-markets.

IFU Acquisition, CIK No. 1540701, is a void Delaware corporation located in Daly City, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). IFU Acquisition is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2012, which reported a net loss of $75,140 for the prior nine months. As of May 18, 2015, the common stock of IFU Acquisition was not publicly quoted or traded.

Inca Global, CIK No. 1497917, is a void Delaware corporation located in Chula Vista, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Inca Global is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2012, which reported a net loss of $7,623,000 for the prior six months. As of May 18, 2015, the common stock of Inca Global was not publicly quoted or traded.

Krause's Furniture, CIK No. 701974, is a void Delaware corporation located in Brea, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Krause's Furniture is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 24, 2001, which reported a net loss of $28,249,000 for the prior twenty-six weeks. On July 20, 2001, Krause's Furniture filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Central District of California, which was converted to a Chapter 7 proceeding on April 4, 2002, and was closed on August 24, 2011. As of May 18, 2015, the common stock of Krause's Furniture was not publicly quoted or traded.

NxGen, CIK No. 1100787, is a revoked Nevada corporation located in Hertford, North Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). NxGen is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of $6,895,601 for the prior nine months. As of May 18, 2015, the common stock of NxGen was traded on the over-the-counter-markets.

Teknowledge, CIK No. 716214, is a void Delaware corporation located in Palo Alto, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Teknowledge is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2007, which reported a net and comprehensive loss of $739,634 for the prior nine months. On October 7, 2010, Teknowledge filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Northern District of California, which was closed on June 5, 2013. As of May 18, 2015, the common stock of Teknowledge was traded on the over-the-counter markets.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations, or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file periodic reports with the Commission. Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Respondents failed to file timely periodic reports. As a result, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Respondents have not answered the OIP or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents Barclay Road Inc., Elsinore Services, Inc., Homeskills, Inc. (n/k/a OTC Wireless, Inc.), IFU Acquisition Corporation, Inca

Global Inc., Krause's Furniture, Inc., NxGen Networks, Inc., and Teknowledge Corporation are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Cameron Elliot
Administrative Law Judge